

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2021

Max Levchin
Chief Executive Officer
Affirm Holdings, Inc.
650 California Street
San Francisco, CA 94108

> **Re:** **Affirm Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Exhibit Nos. 10.4, 10.5, 10.6, and 10.7**
> **Filed January 11, 2021**
> **File No. 333-250184**

Dear Mr. Levchin:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance